ORIENT-EXPRESS HOTELS INC.

1114 Avenue of the Americas, 38th Floor

New York, New York 10036

Telephone 212 302 5055

Direct Tel: 212 764 8238
Direct Fax: 212 302 5199
E-mail: ehetherington@oeh.com

ESH — OEHI	February 25, 2011

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orient-Express Hotels Ltd.
(File No. 1-16017)

Ladies and Gentlemen:

On behalf of Orient-Express Hotels Ltd. and pursuant to Section 13(a) of the Securities Exchange Act of 1934, we are filing herewith a Form 10-K annual report for the year ended December 31, 2010.  The report includes six exhibits (Exhibits 11, 12, 21, 23, 31 and 32).

Kindly note that Orient-Express Hotels Ltd. is a “foreign private issuer” under Rule 3b-4, and is filing this report on Form 10-K as it applies to a foreign private issuer.

The financial statements in this report do not reflect any change from the preceding year in any accounting principles or practices, or in the method of applying any principles or practices.

If you have any questions about this filing, please contact the undersigned at the address above.

Sincerely yours,

/s/ E.S. Hetherington

Edwin S. Hetherington